UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6) *

RUBIO'S RESTAURANTS, INC.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

78116B102

 (CUSIP Number)

Mario A. Tapanes
General Counsel
MERUELO GROUP
9550 Firestone Blvd., Suite 105
Downey, California 90241
(562) 745-2355

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78116B102
1. Names of Reporting Persons. Alex Meruelo Living Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 594,542
8. Shared Voting Power 0
9. Sole Dispositive Power 594,542
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 594,542
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.9%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 78116B102
1. Names of Reporting Persons. Alex Meruelo
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 594,542
8. Shared Voting Power 0
9. Sole Dispositive Power 594,542
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 594,542
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.9%
14. Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 78116B102
1. Names of Reporting Persons. Luis Armona
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 65,424
8. Shared Voting Power 0
9. Sole Dispositive Power 65,424
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 65,424
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.7%
14. Type of Reporting Person (See Instructions) IN

This Amendment No. 6 reflects changes to the information in the Schedule 13D relating to the common stock of the issuer filed February 25, 2008 by the reporting persons with the Commission, as amended by Amendment No. 1 thereto filed January 30, 2009, Amendment No. 2 thereto filed March 12, 2009, Amendment No. 3 thereto filed October 15, 2009, Amendment No. 4 thereto filed December 29, 2009, and Amendment No. 5 thereto filed January 25, 2010 (as amended, the "Schedule 13D").  Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c)             Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting person(s) are described below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share (1)	Description of Transaction
March 24, 2010	Alex Meruelo Living Trust	0	75,909	$8.3565	Open market sale (2) (3)
March 25, 2010	Alex Meruelo Living Trust	0	154,235	$8.3192	Open market sale (2) (4)
March 26, 2010	Alex Meruelo Living Trust	0	92,811	$8.2733	Open market sale (2) (5)
March 27, 2010	Luis Armona	0	86,204	$8.2866	Open market sale (2) (6)
March 28, 2010	Alex Meruelo Living Trust	0	5,500	$8.3000	Open market sale (2) (7)
June 1, 2010	Alex Meruelo Living Trust	0	93,215	$8.3000	Open market sale

(1)	Includes commission of $0.10 per share.
(2)
The price reported reflects the weighted average price.  The reporting person(s) hereby undertake(s) to provide to the Commission staff, the issuer or a security holder of the issuer, upon request, full information regarding the number of securities purchased at each separate price.

(3)	This transaction was executed in multiple trades on May 24, 2010 at prices ranging from $8.30 to $8.46.
(4)	This transaction was executed in multiple trades on May 25, 2010 at prices ranging from $8.26 to $8.65.
(5)	This transaction was executed in multiple trades on May 26, 2010 at prices ranging from $8.25 to $8.34.
(6)	This transaction was executed in multiple trades on May 27, 2010 at prices ranging from $8.25 to $8.32.
(7)	This transaction was executed in multiple trades on May 28, 2010 at prices ranging from $8.21 to $8.30.

Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alex Meruelo Living Trust

By:	/s/ Alex Meruelo
Name:	Alex Meruelo
Title:	Trustee
Date:	June 1, 2010

Alex Meruelo

By:	/s/ Alex Meruelo
Name:	Alex Meruelo
Date:	June 1, 2010

Luis Armona

By:	/s/ Luis Armona
Name:	Luis Armona
Date:	June 1, 2010